UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Computer Horizons Corp.

(Name of Issuer)

COMMON STOCK, $.10 par value

(Title of Class of Securities)

205908106

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 205908106

1.	NAME OF REPORTING PERSON Boston Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 2,755,320
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 2,755,320
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13D

CUSIP NO. 205908106

1.	NAME OF REPORTING PERSON Yorktown Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 2,755,320
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 2,755,320
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13D

CUSIP NO. 205908106

1.	NAME OF REPORTING PERSON Herbert & Roseline Gussman Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 2,755,320
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 2,755,320
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON OO - Private Foundation Trust

SCHEDULE 13D

CUSIP NO. 205908106

1.	NAME OF REPORTING PERSON Value Fund Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 2,755,320
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 2,755,320
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13D

CUSIP NO. 205908106

1.	NAME OF REPORTING PERSON Charles M. Gillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	SOLE VOTING POWER 2,755,320
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 2,755,320
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 205908106	SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.10 par value (the “Common Stock”) of Computer Horizons Corp., a New York corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 49 Old Bloomfield Ave., Mountain Lakes, New Jersey 07046.

Item 2. Identity and Background

This Schedule 13D is being filed by Boston Avenue Capital, LLC, Yorktown Avenue Capital, LLC, and Herbert & Roseline Gussman Foundation. Value Fund Advisors, LLC is the investment manager for all three entities. Mr. Gillman is a member and the manager for VFA.

Boston and Yorktown are Oklahoma limited liability companies whose principal business is business investment. Herbert & Roseline Gussman Foundation is a private, non-operating, foundation trust.

The principal business office address of Boston Avenue Capital, LLC and Yorktown Avenue Capital is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The principal business office of Herbert & Roseline Gussman Foundation is 15 E. 5th Street, 32nd Floor, Tulsa, Oklahoma 74103. The names and addresses of the investment manager for Boston, Yorktown and Gussman is:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Value Fund Advisors, Manager	415 South Boston, 9th Floor, Tulsa, OK 74103	USA	Manager of various investment entities.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of Boston Avenue Capital, LLC, Yorktown Avenue Capital and Herbert & Roseline Gussman Foundation.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s latest 10-K/A there were 32,525,514 shares of Common Stock issued and outstanding. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 2,755,320 shares of Common Stock held as follows: Boston Avenue Capital, LLC – 2,534,005 shares, Yorktown Avenue Capital, LLC – 171,315 shares and Herbert & Roseline Gussman Foundation – 50,000 shares. Voting and investment power concerning the above shares are held solely by entities owning such shares.

Although Charles M. Gillman and Value Fund Advisors, LLC are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Boston Avenue Capital, LLLC, Yorktown Avenue Capital, LLC or Herbert & Roseline Gussman Foundation.

c) During the last 60 days, the Boston Avenue Capital has effected the following transactions in Computer Horizon Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
04/05/2006*	11,692	5.13
05/03/2006	40,000	5.18
05/10/2006	60,200	5.01
05/11/2006	138,048	5.00
05/12/2006	5,700	5.07

*	sales

During the last 60 days, the Yorktown Avenue Capital has effected the following transactions in Computer Horizon Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
05/26/2006	2,615	4.61
05/30/2006	32,800	4.66
06/06/2006	10,000	4.80
06/06/2006	49,100	4.80
06/07/2006	76,800	4.80

During the last 60 days, the Herbert & Roseline Gussman Foundation has effected the following transactions in Computer Horizon Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
05/22/2006	48,746	4.95
05/23/2006	1,254	4.95

(d)and(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

HERBERT & ROSELINE GUSSMAN

FOUNDATION

/s/ Barbara G. Heyman

By: Barbara G. Heyman, Trustee

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

/s/ Charles M. Gillman

Charles M. Gillman